YUKON-NEVADA GOLD CORP.
Management Discussion and Analysis
For the three and six month period ending June 30, 2011

The following management's discussion and analysis ("MD&A'') is intended to supplement the Company's interim consolidated financial statements for the three and six month period ending June 30, 2011.

The interim condensed consolidated financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards (IFRS) and in accordance with International Accounting Standard 34 (“IAS 34”) – Interim Financial Reporting. The Company previously prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (Canadian GAAP). A reconciliation of the previously disclosed comparative periods' financial statements prepared in accordance with Canadian GAAP to IFRS is set out in Note 20 to these condensed consolidated financial statements. The Company's 2010 comparatives in this MD&A have been presented in accordance with IFRS. As the date of transition was January 1, 2010, the 2009 quarterly comparative information has not been restated to be in accordance with IFRS.

Readers are encouraged to consult the Company's audited consolidated financial statements and corresponding notes to the financial statements for the year ended December 31, 2010 for additional details. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. All figures are in United States dollars unless otherwise noted. The MD&A has been prepared as of August 12, 2011.

SECOND QUARTER HIGHLIGHTS

1.

The Jerritt Canyon Mill produced 22,168 ounces from purchased ore, stockpiles and mining operations in the three months ended June 30, 2011, compared with 18,441 ounces in 2010. Although the operations continued to be hampered by both scheduled and unscheduled shutdowns during the quarter, the operations showed a 20% improvement from the prior year.

2.

The Company continued acquiring the necessary mining equipment for mining the SSX-Steer mine, commenced work on the upgrading of various components of the process mill, including the re-engineering of the current dryer circuit and the refinery controls, and began work on the construction of the second tailings facility, which will not only bring the Company into compliance with current standards, but also extend the life of the property through increased storage capacity.

3.	During the quarter, the Company purchased 67,899 tons of ore from Newmont USA Limited (Newmont), containing 16,375 ounces, at an average cost per wet ton of $273.

4.

Small Mine Development, LLC (“SMD”) delivered 53,150 tons to the mill containing 9,889 ounces from the Smith mine during the quarter, lower than the previous quarter at the direction of mill operations in order to align with the production levels at the Jerritt Canyon mill.

5.

The Company recorded net income of $22.9 million in the second quarter of 2011 compared to a profit of $4.5 million (under International Financial Reporting Standards) in the second quarter of 2010. The profit recorded was a result of a $36.6 million gain in the fair value of warrants recorded as derivative liabilities. The gross margin was a loss of $1.9 million in 2011 against a loss of $1.7 million in the three months ended June 30, 2010.

6.

On May 31, 2011, the Company closed a non-brokered private placement for a total of 33.5 million units with Deutsche Bank AG at a price of C$0.43 per unit for proceeds of C$14.4 million. Each unit contains one common share and one warrant with a twenty-four month term at an exercise price of C$0.55.

OVERVIEW

Yukon-Nevada Gold is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. The Company's gold production and exploration activities are carried out in Canada and the United States. Gold is produced in the form of dore, which is shipped to refineries for final processing. The profitability and operating cash flow of Yukon-Nevada Gold is affected by various factors, including the amount of gold produced, the market price of gold, operating costs, interest rates, regulatory and environmental compliance, the extent of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs. Yukon-Nevada Gold is also exposed to fluctuations in foreign currency exchange rates and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company's control.

Yukon-Nevada Gold receives its revenues through the sale of gold in U.S. dollars, while costs are incurred in both U.S. and Canadian currencies. Therefore, movements in the exchange rate between the Canadian and the U.S. dollar have an impact on profitability.

Jerritt Canyon

The Jerritt Canyon operation consists of a milling facility and two underground mines, the Smith and the SSX, and is located in Nevada, U.S.

Jerritt Canyon Operating Highlights
(dollars in thousands except for per ounce amounts)

	Q1 2011	Q2 2011	YTD
Gold (troy ounces)
Produced	14,477	22,168	36,645
Sold	13,650	18,341	31,991
Gold sales	$18,973	$28,258	$47,231
Cost of gold sold	$32,890	$30,191	$63,081
Average gold price per ounce	$1,390	$1,541	$1,476

	Q1 2010	Q2 2010	Q3 2010	Q4 2010	2010
Gold (troy ounces)
Produced	9,258	18,440	18,636	18,770	65,104
Sold	9,108	9,876	15,547	21,883	56,414
Gold sales	$10,158	$11,850	$19,466	$29,896	$71,370
Cost of gold sold	$13,460	$13,536	$18,036	$37,911	$82,943
Average gold price per ounce	$1,116	$1,200	$1,252	$1,366	$1,265

	Q1 2009	Q2 2009	Q3 2009	Q4 2009	2009	Q1 2008	Q2 2008	Q3 2008	Q4 2008	2008
Gold (troy ounces)
Produced	-	5,180	-	4,590	9,770	13,470	12,086	19,176	-	44,732
Sold	-	5,180	-	4,590	9,770	25,590	8,705	20,144	1,921	56,360
Gold sales	$-	$4,788	$-	$5,125	$9,913	$21,789	$7,773	$17,162	$2,257	$48,981
Cost of gold sold	$68	$6,089	$1,347	$18,545	$26,049	$22,408	$12,463	$20,606	$3,265	$58,742
Temporary shutdown costs	$2,452	$2,460	$5,176	$462	$10,550	$4,360	$3,497	$-	$5,258	$13,115
Average gold price per ounce	$-	$924	$-	$1,117	$1,015	$851	$892	$852	$888	$869

During 2008, the Jerritt Canyon milling operations were shut down for the majority of the year. On August 8, 2008, the Company made the decision to cease mining operations due to the increasing costs associated with the current mining plan and the required infrastructure expenditures remaining to be completed. The plan to continue toll milling after the shutdown of the mines was halted to complete repair work on a key component damaged at the process mill. As a result, the workforce at Jerritt Canyon was reduced to maintenance levels while the Company undertook discussions with the Nevada Division of Environmental Protection (NDEP) to obtain permission to restart the facility and sought additional financing to fund the recommencement of operations.

In early 2009, the Company submitted new design plans for mercury emission control equipment along with plans to address other environmental concerns arising from the NDEP, resulting in approval to restart operations on March 25, 2009. This approval was contingent on the installation of the new mercury control system by May 30, 2009. The Company shutdown roaster operations on May 30, 2009 as delays in receiving critical components required in the construction of the new mercury emission control system resulted in the Company being unable to meet the deadline. The failure to meet this deadline, along with significant operating issues noted during the short period in which the mill was operated, resulted in the dismissal of the operator, Golden Eagle, from the site. Subsequent to their dismissal, the Company uncovered numerous discrepancies in the records that were provided, including a significant shortfall in the stockpiles that were reported as well as the ounces that were in circuit at the time of the shutdown. These shortfalls resulted in a significant loss in 2009 which the Company has been unable to recover, having come to final settlement terms with Golden Eagle in the third quarter of 2010.

After resuming control of the mill operations, the Company completed the installation of the calomel emission system by July 20, 2009 and also carried out a significant overhaul and upgrade of many key components of the roaster, leach circuit, thickener and other sections of the mill. The calomel system put in place is from a design proprietary to an Officer of the Company and has surpassed the requirements of the NDEP in subsequent stack tests conducted by an independent engineering company, setting a new standard for Nevada emissions. After coming to an agreement with the NDEP in the form of a Consent Decree issued by the Attorney General of the State of Nevada, the Company was able to restart operations in the fourth quarter of 2009. The Consent Decree resolved all of the compliance concerns of the NDEP in relation to the mill and surrounding land holdings of the Company, as well as related environmental concerns, and gives the Company the right to operate the milling facility from the effective date. The Consent Decree records and agrees both parties to the terms of an environmental work program and includes penalties for not completing these work programs. It significantly reduces the likelihood of further stop orders being issued to the Company as it provides a future mechanism for resolving any disputes.

During the second quarter of 2011, SMD delivered 53,150 tons to the mill containing 9,889 ounces from the Smith mine during the quarter, lower than the previous quarter deliveries of 56,321 tons containing 12,035 ounces. This reduction was voluntary as the production issues with the mill were resulting in an increasing stockpile of inventory during the last several quarters. In order to match the production rate of the mill, SMD worked a reduced number of shifts. The rate of mining has subsequently increased in the third quarter as the mill returned to normal production levels.

During the second quarter, the Company purchased 67,899 tons of ore from Newmont, containing 16,375 ounces, at an average cost per wet ton of $273 per dry ton. The cost per ton, which is a function of grade and gold price, was higher than the previous quarter as Newmont delivered higher grade stockpiles throughout the second quarter.

In the second quarter of 2011, the Jerritt Canyon mill continued to incur both scheduled and unscheduled downtime as a result of the ongoing repairs required. During the first part of the quarter, the maintenance shutdowns were prolonged by the lack of available parts at the site, resulting in downtime extending from a period of hours to a period of days;, however, the Company has taken steps to remedy this with the funds received from financing activities. The Company continued the weekly shutdown shift in order to carry out significant repairs that can only be done when the roasters are offline and also implemented two three-day shutdowns during the quarter. The work performed during this time is intended to prevent further major equipment failures in the future and enables the Company to defer a longer scheduled shutdown until later in the year (currently scheduled for September). In order to address the long term viability of the operation, the Company is executing on a detailed capital budget that focuses on replacement of significant components, reengineering of the mill design in critical areas, and completion of all Consent Decree related projects. If the Company is unable to complete this capital investment this could result in continued under performance of the mill and operational losses due to the age of the infrastructure and issues with the current mill design, especially during the winter season. The financing the Company has completed in the second quarter, noted below, will provide sufficient capital to commence much of this capital program while the Company continues to work on other sources of financing such as the prepaid gold purchase agreement detailed below as well.

During the second quarter, the Company recommenced milling a combination of low grade stockpiles, Smith ore and ore purchased from Newmont. The ores purchased from Newmont were higher grade than previous quarters, resulting in a higher cost per ton and increasing the overall cost of operations (although cost per ounce for the purchased ore is relatively unchanged). With the low tonnages during the quarter, the largely fixed costs (82%) of operating the mill contributed to an overall higher cost of production. As the Company is able to increase the daily production amounts and mix in a larger portion of lower cost stockpiles, a significant improvement in margins will be realized.

In the second quarter of 2011, a total of 14,515 feet of cubex drilling was completed by SMD in 163 drill holes. As well, the Company carried out 2,205 of cubex drilling (over 11 holes) in the SSX-Steer mine as it prepares to commence mining once the necessary equipment has arrived at site. One exploration underground diamond drill hole was performed in the Smith mine (1,457 feet) as the drilling contractor experienced delays in their drilling equipment and had to temporarily suspend drilling for six weeks. The Company also continued evaluation of historic surface drilling for the purpose of evaluating potential surface mining from historic production areas. Efforts have been focused on those historic mined pits on the north end of the property: West Generator, Winter's Creek, California Mountain, Saval Canyon, and Steer Canyon. Surface drilling was delayed until the third quarter as the Company met further bonding requirements which were settled early in the third quarter.

The Jerritt Canyon NI 43-101 report was finalized on June 28, 2011. As of January 1, 2011, the proven and probable reserves are estimated at 717,000 ounces of gold at an average grade of 0.164 ounces of gold per ton (opt) or 5.62 grams of gold per tonne (gpt) as summarized in the NI 43-101 report.

These reserves are within a newly estimated measured and indicated mineral resource that has increased by 578,000 ounces of gold, representing a 30% increase over 2007 levels. The new mineral resource now comprises a measured resource of 1.08 million ounces, an indicated resource of 1.46 million ounces, and an inferred resource of 0.89 million ounces. The new model used in determining these resources significantly increases the potential of the property and has provided the Company additional areas to explore and develop.

Ketza River

The Company did not carry out any drilling during the quarter, instead focusing on the construction of a replacement camp, including new water wells, septic systems, and pipelines along with the necessary permits, and constructing the necessary roads for the 2011 drill season. The other primary focus during the quarter was the review of documents prepared by the third party engineering firm which will form the Yukon Environmental and Socio-economic Assessment Board (YESAB) project proposal to be submitted in the third quarter of 2011.

The NI 43-101 report was finalized on June 28, 2011 with an effective date of January 25, 2010. The resources included in this document include all of the 2008 drill holes. The report showed a total measured resource of 29,000 ounces and a total indicated resource of 388,700 ounces, along with an inferred resource of 67,300 ounces.

The new resource estimate includes the primary work areas (Peel, Lab-Hoodoo, Penguin, Tarn, QB, Gully, and Knoll), and a new 3-D geological model that includes assay results from an additional 225 drill holes that were drilled from January 1, 2008 to December 31, 2008. The new resource reflects improved construction of the 0.5 grams per ton Au grade shells used to constrain the estimation process, a higher quality drill hole database, specific gravity assignments to the various ore types, and more realistic mining and milling parameters and costs.

In addition, 41% of the contained measured and indicated (M&I) resource ounces shown in the report are hosted in oxide ores whereas the other 59% of the contained M&I ounces are hosted in sulfide and/or mixed oxide and sulfide ores. Recent metallurgical test work indicates that gold recovery from oxide ores will be 90%, significantly higher than that for sulfide ores at 70%.

The new resource estimate does not include any of the 130 drill holes completed in 2009 and 2010. The 2010 drilling identified additional Au mineralization near the existing planned pits including the Peel (Break), Gully, and Lab-Hoodoo Zones and in other areas such as the Bluff Zone. In addition, numerous exploration targets and resource extensions remain to be drill tested throughout the project.

The updated resource estimate has been used to delineate the mining plan for use in the Project Description Report being organized by the third party engineering firm as part of the submission to YESAB in the third quarter of 2011.

Silver Valley

No exploration work has been carried out on the Silver Valley property in the second quarter of 2011.

Yukon-Shaanxi Mining Company

There was minimal activity in the joint venture during the second quarter.

SUMMARY OF QUARTERLY RESULTS

(in thousands of dollars, except for share and per share amounts)
	Q2 2011	Q1 2011	Q4 2010	Q3 2010	Q2 2010	Q1 2010	Q4 2009	Q3 2009
Income Statement
Gold Sales	$28,258	$18,973	$29,896	$19,466	$11,850	$10,158	$5,125	$-
Cost of gold sold	30,191	32,890	37,911	18,036	13,536	13,460	18,545	1,347
Gross margin - mining operations	(1,933)	(13,917)	(8,015)	1,430	(1,686)	(3,302)	(13,420)	(1,347)
Loss from mine operations	(3,525)	(15,466)	(9,484)	128	(3,054)	(4,591)	(16,308)	(8,776)
Profit/(loss) before taxes	22,926	30,091	(52,492)	(102,106)	4,575	(41,995)	(18,309)	(11,672)
Net profit/(loss)	22,915	28,946	(50,924)	(102,086)	4,537	(41,915)	(18,073)	(11,677)
Basic net profit/(loss) per share	0.03	0.04	(0.07)	(0.15)	0.01	(0.07)	(0.04)	(0.03)
Weighted average # of shares outstanding (000's)	826,650	691,128	685,616	667,823	652,520	578,796	407,379	355,219
Balance Sheet
Cash and cash equivalents	7,761	-	-	5,821	-	2,066	185	952
Total assets	$261,447	$222,902	$219,241	$223,596	$204,064	$195,651	$195,441	$196,567

RESULTS OF OPERATIONS

The Company recognized a profit of $22.9 million during the quarter ended June 30, 2011, compared to a profit of $4.6 million in the quarter ended June 30, 2010. The profit arose due to a fair value gain of $36.6 million related to the warrants which are recognized as derivative liabilities in the statement of financial position rather than in equity following the adoption of IFRS. The mine operated throughout the quarter, subject to scheduled shutdown periods, but recorded a $3.5 million loss from mine operations as the Company worked through operational issues primarily caused by low availability of critical spare parts that reduced the overall tonnage.

Gold sales:

Gold sales were $28.3 million in the second quarter of 2011 on gold sales of 18,341 ounces of gold from Jerritt Canyon compared to $11.9 million generated from the sale of 9,876 ounces during the second quarter of 2010. The weighted average price realized during the second quarter of 2010 was $1,541 per ounce.

Gross margin – mining operations:

During the three months ended June 30, 2011, the Company had a negative gross margin on gold sales of $1.9 million, primarily as a result of the low production rates at the mill that resulted from a higher frequency of scheduled maintenance shutdowns and unscheduled production stoppages due to spare parts shortages. The mine produced 22,268 ounces of gold from a combination of Jerritt Canyon ore stockpiles and mining operations.

The Company had a negative gross margin on mining operations of $1.7 million for the three months ended June 30, 2010, with the higher costs arising from the reopening of the Smith mine and engagement of a third party mining company to deliver the ore.

Depreciation, depletion and amortization:

The Company had $1.6 million in depreciation and amortization in the second quarter of 2011 compared to $1.4 million for the three months ended June 30, 2010 related to the depreciation of property, plant and equipment. Mineral properties were written down in 2008 therefore there is no depletion of mineral properties.

General and administrative expenses and stock-based compensation:

For the three and six months ended June 30, 2011, the Company incurred general and administrative expenses of $3.4 million and $4.7 million, respectively, compared with $1.2 million and $2.3 million in the comparable 2010 period. The general and administrative cost are incurred at the head office in Canada and the increase is partially a result of the weakening of the US dollar relative to the Canadian dollar from $0.96 in the second quarter of 2010 to $1.03 in the same period in 2011. Excluding the impact of foreign exchange rates, costs were also higher due to increased salary costs at the Vancouver office due to expansion of operations and increased legal and financing costs incurred resulting from the sale of warrants from the Company's major shareholder to a group of institutional investors for immediate exercise along with other financing activities.

Stock-based compensation was $1.2 million in the three months ended June 30, 2011 compared to $0.7 million in the comparable period in 2010. The charge in the second quarter of 2011 relates to the vesting of stock options that were granted in the second quarter of 2009 and 2010 and 2011, while the comparable charge in 2010 relates only to the vesting of options granted in 2009 and 2010. A total of 3,795 thousand stock options with an exercise price of C$0.50 were granted during the second quarter of 2011. The value of these newly granted options was $1.6 million, $1.0 million of which vested and was expensed in the three months ended June 30, 2011; the remaining value of the options will be recognized over the remaining vesting period from the third quarter of 2011 to the second quarter of 2012.

Interest and other income:

	Three months ended		Six months ended
	June 30, 2011		June 30, 2011
	2011	2010	2011	2010
Loss on derivatives	$(3,319)	$-	$(4,904)	$-
Gain on warrants	36,610	10,517	87,600	18,835
Interest income	26	-	26	40
Other	66	(562)	143	(511)
	$33,383	$9,955	$82,865	$18,364

Of the $25.0 million debt issued in the third quarter of 2010, $6.8 million of the proceeds was allocated to a gold embedded derivative arising from the indexing of loan repayments to the spot gold price. This was revalued at June 30, 2011 resulting in a loss of $1.5 million and $1.4 million for the three and six months ended June 30, 2011, respectively. The Company also entered into two gold forward contracts in November 2010 and January 2011 which are accounted for as derivatives. The January 2011 forward contract was settled in June 2011 resulting in a net loss of $nil and $1.5 million for the three and six months ended June 30, 2011. The fair value of the November 2010 forward contract as at June 30, 2011 was $11.0 million resulting in a loss of $1.8 million and $2.0 million being recorded for the three and six month periods ended June 30, 2011, respectively.

The Company's issued warrants, denominated in a non-functional currency, are revalued at each reporting period and the fair value recorded in net earnings. During a 30 day period which commenced on March 14, 2011, the Company allowed existing warrant holders to exercise their warrants at an 18% discount. Unexercised warrants returned to the original strike price after that period. During the offering a total of 59.1 million warrants were exercised at a weighted average exercise price of C$0.21. For the three and six months ended June 30, 2011, a gain of $36.6 million and $87.6 million was recognized, respectively, compared to $10.5 million and $18.8 million during the same periods in 2010.

Interest and financing expense:

Interest expense for the three and six months ended June 30, 2011 was $2.8 million and $5.8 million compared to $1.2 million and $45.9 million in the comparative periods in 2010. The expense in 2011 primarily arose through accretion expense on the gold loan debt of $2.1 million and $4.5 million for the three and six months ended June 30, 2011 respectively, along with accretion expense for the decommissioning and rehabilitation provisions of $0.5 million and $0.9 million for same periods ended June 30, 2011. The comparative expenses in 2010 are made up primarily of a $43.6 million financing charge recognized in the first quarter of 2010 on the issuance of inducement warrants. Accretion expense recorded for the three and six months ended June 2010 was $0.4 million and $0.9 million respectively.

During the first quarter of 2010, the Company issued 190.7 million inducement warrants and recorded a financing charge of $43.6 million. The Company also incurred $0.8 and $1.4 million of penalties for the three and six months ended June 30, 2010, respectively, relating to the deferred sales contract which the Company entered into in 2009. No such charge was incurred in 2011.

Other items:

The foreign exchange loss of $0.4 million for the three months ended June 30, 2011 was due to the strengthening of the Canadian dollar relative to the US dollar primarily related to losses on Canadian denominated monetary liabilities (accounts payable and accrued liabilities offset by gains on Canadian denominated monetary assets (primarily restricted funds and accounts receivable). During the first quarter of 2011, the strengthening Canadian dollar resulted in Canadian denominated monetary assets driving a net foreign exchange gain of $0.7 million; this offset the corresponding loss of $0.4 million incurred in three months ended June 30, 2011 resulting in a net gain of $0.2 million for the six months ended June 30, 2011. For the three and six month periods ended June 30, 2010, there was a foreign exchange gain of $0.2 million in each period.

Income taxes:

The income tax expense for the six months ended June 30, 2011 was $1.2 million and was a recovery of $0.04 million for the same period in 2010. The 2011 expense was recognized as a result of expenditures that were renounced to flow through shareholders which occurred during the first quarter of 2011.

LIQUIDITY

As at June 30, 2011, cash and cash equivalents were $7.8 million (2010 - $nil). At June 30, 2011 the Company had a working capital deficiency of $32.2 million, compared with a working capital deficiency of $148.5 million at March 31, 2011 and $51.7 million at December 31, 2010. Adjusted for the current portion of the warrants in payables which do not result in cash outflows, the working capital deficiency was $26.0 million compared with $64.2 million at March 31, 2011 and $41.0 million at December 31, 2010. The negative working capital position was as a result of the following activities:

Operations:

In the first half of 2011 the Company recorded a profit of $51.9 million, which, adjusted for non-cash items, resulted in cash outflows of $20.1 million before changes in working capital. The decrease in operating cash flows is a result of a negative gross margin of $15.9 million, resulting from low production volumes and higher cost ore purchases, and general and administrative costs of $4.7 million. In the first half of 2010 the Company recorded a net loss of $37.4 million, which, adjusted for non-cash items, resulted in cash outflows of $7.0 million before changes in working capital. This was a result of negative gross margin of $5.0 million and general and administrative costs of $2.2 million.

Changes in non-cash working capital resulted in a $13.6 million cash outflow during the six months ended June 30, 2011 compared to cash inflows of $3.2 million in the comparable period in 2010. The outflows in the first half of 2011 resulted from a decrease in accounts payable of $9.1 million due to the pay down of vendor liabilities and a $7.6 million increase in prepaid expenses, primarily related to deposits on machinery and equipment for mining activities. These were offset by a decrease in inventories of $3.1 million, primarily related to lower stockpile balances. The inflows in 2010 were primarily due to an increase in payables.

Investing:

Capital expenditures

	Six months ended
	2011			2010

	Property,			Property,
	plant and	Mineral		plant and	Mineral
(in thousands)	equipment	properties	Total	equipment	properties	Total

Mill and equipment capital expenditures - Jerritt Canyon mine	$14,626	$-	$14,626	$1,086	$-	$1,086
Exploration expenditures - Ketza River project	-	3,638	3,638	-	3,974	3,974
	$14,626	$3,638	$18,264	$1,086	$3,974	$5,060

Expenditures on property, plant and equipment and mineral properties were $14.6 million for the first half of 2011 compared to $1.1 million in the first half of 2010. Significant capital expenditures for the six months ended June 30, 2011 were SSX mining equipment ($2.9 million), mill upgrades, including the dryer circuit ($0.7 million), mill operating system ($0.5 million), equipment purchases ($0.8 million), oxygen plant upgrades ($1.5 million), and refinery upgrades ($0.3 million), along with the commencement of work on the tailings facility and the current evaporation system ($6.5 million). Exploration at Ketza River during 2011 is consistent with the same six month period ended June 30, 2010 as the Company continues to focus on evaluating available data for the preparation of the YESAB proposal. During 2011 there was also the construction of a replacement camp, including new water wells, septic systems, and pipelines along with the necessary permits, and constructing the necessary roads for the 2011 drill season.

Financing:

During the three months ended June 30, 2011, the Company raised C$14.4 million of financing through the private placement of 33.5 million C$0.43 units with Deutsche Bank AG, each unit consisting of one common share and common share purchase warrant with an exercise price C$0.55. As well, an additional C$44.9 million was raised through the sale of warrants from the Company's major shareholder to a group of institutional investors, including Deutsche Bank AG, under the condition the warrants were to be immediately exercised. A further C$12.5 million was raised from 59.1 million warrants that were exercised during a 30 day period wherein the warrants could be exercised for an 18% discount to their original strike price.

During the first quarter of 2011, the Company raised $7.2 million of financing through the issuance of flow-through shares and a further $5.0 million through a forward sales contract entered into in January 2011. The forward contract matured on June 30, 2011 and was settled through a combination of cash ($5.4 million) derived from the sale of 3,465 ounces on behalf of the lender and the transfer of an additional 1,000 ounces to the account of the lender to satisfy the terms of the contract.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through forecasting its cash flows from operations and anticipating investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures and typically ensures that it has sufficient cash on hand to meet expected operating expenses for 60 days. The previous shutdowns at Jerritt Canyon and operating issues since restarting have increased the need for the Company to continue pursuing additional financing to meet the ongoing capital requirements and replenish the materials and supplies needed to maintain optimal operations. Management believes that the ability to fund operations through cash generated from third party ore purchases and mined ore, together with additional financing, should be sufficient to meet the ongoing capital and operating requirements and to settle the outstanding payables of the Company.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities at June 30, 2011:

Contractual obligations	Less than	4 to 12	1 to 2	Greater	Total
	3 months	months	years	than 2
				years
Accounts payable and accrued liabilities	$41,309	-	-	-	$41,309
Capital lease obligations	8	24	3	-	37
Long term debt	4,971	13,442	8,158	-	26,571
Asset retirement obligations	-	-	-	42,034	42,034
Total	$46,288	$13,466	$8,168	$42,034	$109,956

CAPITAL RESOURCES:

The Company had $7.8 million of cash as of June 30, 2011 and a negative working capital balance (adjusted for the non-cash current warrants derivative liability) of $26.0 million. The cash on hand at June 30, 2011 is not sufficient to maintain the ongoing operations of the Company without continuing funds from operations. Management believes that further financing can be obtained in order to return to full mining operations which will provide ongoing cashflow to sustain operations. Significant progress has been made with the financing noted above to secure equipment needed for mining at the SSX-Steer and also to commence work on major mill upgrades and Consent Decree related projects. Further financing will be required to complete these projects and continue to fund the equipment purchases needed. Management is pursuing further financing and is currently negotiating a 4 year prepaid gold purchase facility which will provide an additional $120 million of funds, net of transaction costs of $6 million, and the estimated $26 million needed to retire the remaining balance owing on the existing senior secured notes.

COMMITMENTS

In 2010 the Company received an advance payment of $7.0 million for gold to be delivered on May 30, 2011. Prior to the termination of the agreement, the terms were renegotiated and extended to December 31, 2011, with an additional 2.25% per month of gold accruing to the Purchaser. The option of the Purchaser to settle for a cash payment of $8.5 million continues under the existing terms.

OUTLOOK

In achieving the targeted production rate of 150,000 ounces of gold under steady state operations, the Company will continue to focus on milling purchased ore, available stockpiles and ore from the Smith mine, while pursuing opportunities to purchase new stockpiles and reopen the SSX mine. The Company has continued to pass all independent stack tests for mercury and other emissions and is currently able to operate over 100 tons of ore per hour through each roaster circuit based on current emissions.

Proceeds from recent financing activities have been used to perform critical maintenance and commence engineering upgrades at the mill, along with purchasing necessary mining equipment for the reopening of the SSX-Steer mine and acquiring the materials and engaging the labour required for the construction of a second tailings facility. With the additional capacity provided upon completion of the second tailings facility and planned mining production from the SSX, the Company is targeting a throughput of 4,320 tons per day exiting 2011. This will ensure the Company continues on its path to profitability and will be able to sustain this for the foreseeable future. Additional financing is being pursued to fund the remaining capital budget and to provide funds for the expansion of the current facility.

In 2011 the Company will be working to complete key items under the terms of the Consent Decree. In June of 2011 the terms of the Consent Decree were changed to allow for additional time to carry out research into the treatment of acid rock in various rock disposal areas and to reflect the better understanding of the scope of work and timing required on a number of projects. The Company is continuing work on the construction of the second tailing facility, completing the installation of a barge facility to support the operation of the already installed evaporators, and commencing engineering and design work on systems to reduce emissions from the ore dryer and refinery. The Company will also be working on a number of engineering changes to the mill, upgrading the mill process control technology, and finishing the winterization of the mill that had originally been planned for 2010.

In the third quarter of 2010 the Company commenced exploration activity again at Jerritt Canyon, with significant progress made in the underground program. The goal of the existing exploration program is to provide continuing production from the existing mines and extend the longevity of Jerritt Canyon by 3 to 4 years, as well as explore for new discoveries and revisit previous areas of interest or historical mining activity where cut-off grades used for feasibilities performed at the time were significantly lower. Future exploration programs within the 119 square mile Jerritt Canyon property will be undertaken with the objective of discovering new gold mines.

In the Yukon, the Company will be focusing on completing the proposal for YESAB with the assistance of a third party engineering firm with a planned submission date in the third quarter of 2011. Should the permitting be approved on a timely basis (within 9 months of submission) the Company will be able to commence construction of the planned tailings facility and commence mining upon its completion. The Company is in the process of replacing the existing exploration camp with a larger camp to accommodate increased personnel and begin other planned development work to facilitate future production at the site.

The consolidated financial statements are prepared on the basis that the Company will continue as a going concern. The Company's ability to continue as a going concern and recover its investment in property, plant, and equipment and mineral properties is dependent on its ability to obtain additional financing in order to meet its planned business objectives and generate positive cash flows. However, there can be no assurance that the Company will be able to obtain additional financial resources or achieve profitability or positive cash flows. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis, which values could differ significantly from the going concern basis.

On August 12, 2011, the Company had $75.2 million of cash and cash equivalents.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as of June 30, 2011.

SUBSEQUENT EVENTS

On August 12, 2011, the Company entered into a Forward Gold Purchase Agreement (the “Agreement”) with Deutsche Bank AG, London Branch (“Deutsche Bank”), which holds more than 10% of the Company's issued and outstanding common shares. Under the Agreement, Queenstake Resources USA, Inc. (“Queenstake”) received a gross prepayment of US$120 million on August 12, 2011 in exchange for the future delivery of 173,880 ounces of gold, over a forty-eight month term commencing September 2011. The schedule of future gold to be delivered by Queenstake to Deutsche Bank is: (a) 1,000 ounces per month during the first six months of the term; (b) 2,000 ounces per month for the following six months of the term; and, (c) 4,330 ounces per month for the final thirty-six months of the term (the “Future Gold Deliveries”).

Deutsche Bank will make additional payments to Queenstake for the Future Gold Deliveries, the amounts of which will be determined by the market price of gold less a minimum price of US$850 per ounce, up to a maximum price of US$1,950 per ounce. The Agreement is guaranteed by the Company and by certain of its subsidiaries, and involves the registration of various charges against certain assets of the Company in favour of Deutsche Bank.

Total prepayment funds of $73.5 were received by Queenstake on August 12, 2011, which were net of $10 million deposited into an escrow account, to be released to the Company once defined production targets are met, $29.9 million for the repayment of all remaining outstanding Senior Secured Notes, and other transaction and legal costs. The net funds received will be used for capital expenditures at the Jerritt Canyon property, including the winterization of the processing facility, construction of the tailings storage facility and development of the existing underground and open pit mines in addition to further improvements to the gold production processes to enhance throughput at the mill.

RELATED PARTY TRANSACTIONS

During the three months and six months ended June 30, 2011, the Company was charged a total of $0.1 million and $0.2 million respectively (2010 - $0.1 million, and $0.2 million) in legal fees by a law firm in which the corporate secretary of the Company is a partner. The amount owing at June 30, 2011 is $ nil (2010 – $nil).

In January, 2011, the Company entered into a forward gold sales contract with a company related by common directors in which the Company received advance proceeds of $5.0 million. The agreement specified that 4,465 troy ounces of refined gold was to be sold to the related party by June 30, 2011. The liability was settled in June 2011 at which time its fair value was $6.9 million. Settlement was made through (i) a cash payment of $5.4 million generated though the sale of 3,465 ounces of refined gold to a third party; and, (ii) the delivery of 1,000 ounces of refined gold with a fair value of $1.5 million at the time of delivery. In the six months ended June 30, 2011 a net loss on derivative of $1.5 million was recognized which was comprised of a $1.9 million loss recognized for the increase in fair value of the liability from inception date to settlement, offset by a $0.4 million gain recognized on the gross margin for the 1,000 ounces delivered on settlement.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the amounts reported in the financial statements. By their nature, these estimates and judgments are subject to management uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Critical accounting estimates that have the most significant effect on the amounts recognized in the financial statements are:

Capitalization of long-term mine development costs

The Company capitalizes mining and drilling expenditures that are deemed to have economic value beyond a one-year period. The magnitude of this capitalization involves a certain amount of judgment and estimation by the mine engineers. The magnitude of this capitalization makes this a critical accounting estimate.

Impairment testing of long-lived assets

The Company reviews its mineral properties and property, plant & equipment (for each reporting unit) at least once a year, or when there are impairment indicators, to determine whether the recorded value of the asset in the accounts will be recoverable in the future. This process involves comparing the carrying value of the assets in a reporting unit to the recoverable value based on undiscounted cash flow. If the carrying value exceeds the recoverable amount then the carrying value is compared to the fair value. In the event the carrying value of the assets in the accounts exceeds the fair value, the excess amount is charged to operations in the period when this determination has been made.

A National Instrument 43-101 compliant estimate of proven and probable reserves and measured, indicated & inferred resources for each mineral property is a critical estimate in evaluating long-lived assets for impairment. In addition, estimates such as the future price of gold and certain capital and operating cost estimates are critical estimates in the evaluation of potential impairment of long-lived assets.

Asset retirement obligation

Reclamation costs are estimated at their fair value based on the estimated timing of reclamation activities and management's interpretation of the current regulatory requirements in the jurisdiction in which the Company operates. Changes in regulatory requirements and new information may result in revisions to these estimates. The estimated asset retirement obligations on both the Jerritt Canyon property and the Ketza River property are fully funded at this date.

Income taxes

Deferred taxation is recognized using the liability method, on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. However, the deferred taxation is not recognized for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred taxation is determined using tax rates and laws that have been enacted or substantially enacted by the reporting date and are expected to apply when the related deferred taxation asset is realized or the deferred taxation liability is settled.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Stock-based compensation and valuation of warrants

The fair value of stock options granted, measured using the Black-Scholes option pricing model, is used to measure stock-based compensation expense. The Black-Scholes option pricing model requires the usage of certain estimates, which includes the estimated outstanding life of stock options granted.

When the Company issues Units that are comprised of a combination of common shares and warrants, the value is assigned to common shares and warrants based on their relative fair values. The fair value of the common shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black-Scholes option pricing model. Those warrants which are denominated in a currency other than the Company's functional currency are recognized on the consolidated statement of financial position as derivative instruments.

Derivative Instruments

All financial instruments that meet the definition of a derivative are recorded on the Balance Sheet at fair value. Changes in the fair value of derivatives are recorded in the statement of consolidated income (loss). Management applies significant judgment in estimating the fair value of those derivatives linked to the price of gold.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

In February 2008, the AcSB announced that 2011 is the transition date for publicly listed companies to use International Financial Reporting Standards (“IFRS”), to replace existing Canadian GAAP. The effective date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 with a transition date of January 1, 2010. This will require the restatement for comparative purposes of amounts reported by the Company previously in accordance with Canadian GAAP.

As a result, the Company developed a plan to convert its consolidated financial statements to IFRS. The plan addressed the impact of IFRS on accounting policies and implementation decisions, infrastructure, and training and control activities. The conversion did not have any significant impact on the Company's financial covenants, key financial performance ratios or compensation plans.

Note 20 to the condensed consolidated interim financial statements provides more detail on the key Canadian GAAP to IFRS differences, accounting policy decisions, and first time adoption mandatory and optional exemptions that have had an impact on the financial statements on transition to IFRS.

Transitional Financial Impact

As a result of the change in accounting policies, the Company recorded a reduction in equity of $14.3 million as at January 1, 2010. The table below details the adjustments to equity due to application of IFRS as at January 1, 2010, June 30, 2010 and December 31, 2010.

As a result of the changes required following adoption of IFRS, the Company recorded a reduction in comprehensive loss of $8.1 million and $18.7 million for the three months and six months ended June 30, 2011 respectively and an increase in comprehensive loss of $95.1 million for the year ended December 31, 2010.

The only transition adjustment to impact the consolidated statement of cash flows was as a result of the accounting policy choice to consolidate the YS Mining Company joint venture using the equity method. The Company has excluded the Company's share of cash held by the joint venture and cash movements from the consolidated statement of cash flows and recorded the impact of net income/loss recorded in the consolidated cash flow from operations.

Financial Statement Presentation Changes

The transition to IFRS has resulted in the reclassification of certain additional items for presentation purposes to comply with the requirements of IAS 1 'Presentation of Financial Statements'. Significant changes to presentation and disclosure are as follows: a) accretion expense has been derecognised as an operating expense and is now recognised within finance costs; b) share based payments are no longer disclosed separately and are held within general and administrative expense or cost of sales dependent upon the role of the individual to whom the options have been awarded; and c) mineral properties have been reclassified into property, plant and equipment.

The International Accounting Board (“IASB”) has a work plan in effect which continues to amend and add to current IFRS standards. The Company will monitor the progress of this work plan and assess the impact of the changes to the Company on a timely basis.

CHANGES IN ACCOUNTING STANDARDS

i.	Amendments to IFRS 7 - Financial Instruments: Disclosures

Increase in required disclosure with regards to the transfer of financial assets, especially if there is a disproportionate amount of transfer transactions that take place around the end of a reporting period.

ii.	Amendments to IAS 12 - Income Taxes

Provides a solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes.

iii.	IFRS 9 - Financial Instruments

This is the first part of a new standard on classification and measurement of financial assets and financial liabilities that will replace IAS 39 - Financial instruments: Recognition and measurement.

iv.	IFRS 10 - Consolidated Financial Statements

Replaces the consolidation guidance previously provided by IAS 27 - Consolidated and Separate Financial Statements and SIC12 - Consolidation – Special Purpose Entities. IFRS 10 redefines the principle of control for all types of entities, being based on exposure or rights to variable returns from the investee and the ability to affect the reporting entity's returns.

v.	IFRS 11 - Joint Arrangements

Replaces IAS 31 - Interests in Joint Ventures and, SIC 31 - Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 establishes a principle based approach to accounting for joint arrangements in which it is involved by assessing its rights and obligations and classifies the type of joint arrangement based on that assessment.

vi.	IFRS 12 - Disclosure of Interests in Other Entities

Requires enhanced disclosure of the Company's interests in both consolidated and non -consolidated entities to enable readers of the financial statements to evaluate the nature of and risks associated with these interests.

vii.	IFRS 13 - Fair Value Measurement

Sets out a single framework for measurement and disclosure of fair value. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements).

viii.	Amendments to IAS 1 - Presentation of Financial Statements

Clarification that the breakdown of changes in equity resulting from transactions recognized in other comprehensive income is required to be presented in the statement of changes in equity or in the notes to the financial statements.

ix.	Amendments to IAS 19 - Employee Benefits

Introduced changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the option to defer, or recognize in full in earnings, actuarial gains and losses, and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income, and requires use of the same discount rate for both defined benefit obligation and expected asset return when calculating interest costs. Other amendments include modification of the accounting for termination benefits and classification of other employees.

x.	IAS 27 - Separate Financial Statements

IAS 27 has been revised to remove the consolidation guidance now contained within IFRS 10. IAS 27 applies only to those entities who are required to present separate financial statements,

xi.	IAS 28 - Investments in Associates and Joint Ventures

Prescribes the equity accounting treatment for investments in associates and joint ventures and was revised following the release of IFRS 10. The approach to equity accounting methodology remains unchanged.

The Company has not early adopted these revised standards and is currently assessing the impact, if any, that these standards will have on the consolidated financial statements.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, restricted funds, accounts payable, accrued liabilities, borrowings and derivatives.

Cash and cash equivalents, restricted funds, the embedded gold derivative and the gold forward derivatives are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in income. Interest income and expense are both recorded in income. The fair value of the embedded derivative and the gold forward derivative are made by reference to the gold spot price at period end.

Accounts receivable are classified as loan and receivables with accounts payable, accrued liabilities and borrowings classified as other liabilities and held at amortized cost using the effective interest rate method of amortization. The fair values of accounts receivable, accounts payable and accrued liabilities approximate carrying value because of the short term nature of these instruments.

RISK ASSESSMENT

There are numerous risks involved with gold mining and exploration companies and the Company is subject to these risks. The Company's major risks and the strategy for managing these risks are as follows:

Gold price volatility

The price of gold has been historically volatile and this volatility will likely continue both near-term and long-term. Management's strategy in dealing with this volatility is to expose gold produced by Jerritt Canyon to this volatility (i.e. sell gold at market rates as produced), thus participating in upward movements in price of gold, while also being exposed to downward movements in the price of gold. The Company has entered into two loan arrangements indexed to the price of gold. As repayment of these obligations is referenced to the gold spot price, increases in the price of gold will increase the cost of payment.

Estimates of reserves and resources

Resource estimates involve a certain level of interpretation and professional judgment. In the past the Company opted to utilize the services of SRK Consulting in the National Instrument 43-101 work for both the Jerritt Canyon mine and the Ketza River project. This ensures a consistent methodology is utilized from property to property. The Company is currently in the process of completing an updated National Instrument 43-101 for both the Ketza River and Jerritt Canyon property and expects these to be completed in 2011.

Environmental risk

Environmental factors must be taken into account at all stages of project development and during mining operations. The Company understands that it is critical to long-term success to operate in an environmentally conscious manner. The operations in Nevada are subject to close environmental regulation from the NDEP and the Company is currently operating under the terms of a Consent Decree signed in October 2009. The Company must continue to comply with the terms and deadlines of the Consent Decree or be subject to further fines until it returns to compliance.

Safety risk

The mining business can present some significant safety risks during all phases of project/mine life. The Company has undertaken several safety related capital improvements to the Jerritt Canyon facilities since acquiring the property in 2007 to mitigate the impact of these risks. In 2011, safety related improvements continue to be a significant component of the capital budget.

Ability to raise capital

The availability of capital is dependent on both macroeconomic factors and the Company's track record in utilizing capital. The industry has come through a period of credit tightening which presented new challenges to companies attempting to obtain financing. Although the availability of some forms of funding improved in 2010, the ability to obtain debt financing has continued to prove difficult for companies without a sufficient history of sustainable earnings. In 2010 the Company saw a significant improvement in market capitalization however has also experienced significant dilution, which will limit the Company's ability to obtain equity financing in the future. Management attempts to use capital resources as efficiently as possible, while being aware of the need to invest money in finding and developing future gold-bearing ore bodies.

Exploration for future gold resources and reserves

Exploration can be a very capital intensive undertaking for the Company. Management understands this risk and attempts to use available resources as efficiently as possible. The Company determines an appropriate level of exploration expenditures during the budgeting process and the results of these programs are assessed to determine future level of exploration activity.

OUTSTANDING SHARE DATA

The following is the outstanding share information for Yukon-Nevada Gold as of August 12, 2011:

Common shares issued and outstanding	930,639,301

		Weighted average	Weighted average
Outstanding equity instruments	# Outstanding (000')	Exercise price	Years to expiration
Shareholder warrants	90,424,092	$1.03	1.1
Stock options	56,549,514	$0.38	3.7

DISCLOSURE CONTROLS AND PROCEDURES

Based upon the evaluation of the effectiveness of the disclosure controls and procedures regarding the

Company's consolidated financial statements for the three and six months ended June 30, 2011 and this MD&A, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to others within the Company, particularly during the period in which this report and accounts were being prepared, and such controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under regulatory rules and securities laws is recorded, processed, summarized and reported, within the time periods specified. Refer below0 to Internal Control Over Financial 0 Reporting. Management of the Company recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management, including the Chief Executive Officer and Chief Financial Officer, has assessed:

(i)	the design and evaluated the effectiveness of the Company's disclosure controls and procedures; and,

(ii)

the design of the company's internal control over financial reporting as of June 30, 2011, pursuant to the certification requirements of National Instrument 52-109. Management has satisfied itself that no material misstatements exist in the Company's financial reporting at June 30, 2011.

In addition, controls over the IFRS changeover process have been implemented where necessary. We have completed the design, implementation and documentation of the internal controls over accounting process changes resulting from the application of IFRS accounting policies. We applied our existing control framework to the IFRS changeover process. All accounting policy changes and transitional financial position impacts were subject to review by senior management and the Audit Committee of the Board of Directors.

Management is in the process of redesigning certain internal controls relating to the material weaknesses as reported in the December 31, 2010 management discussion and analysis:

Inventory

The Company's controls over inventory were not designed or operating effectively. Specifically i) the design and operation of the work-in-process reconciliations to track movement of ounces through the refinery were not performed on a timely basis and did not maintain an accurate record of ounces in the refinery. This resulted in the loss of 2,700 gold ounces as disclosed in the September 30, 2010 quarterly financial statements; and ii) additional deficiencies were identified in the operation of controls around reconciliations of finished gold.

Remediation Plans:

The following measures were taken to strengthen the controls over inventory:

  Further security measures were implemented in the refinery, including an upgrade of the current scanning equipment.

  Additional resources have been appointed at the mine site including a metallurgist to provide further oversight and review of reconciliations to ensure timely and accurate preparation.

  The Company retained the services of a specialist consulting firm to review the security and metallurgical procedures and their findings are expected to be implemented by the Company to bring the Company in line with Gold Security Standards. Their findings are currently being analyzed by the Company.

ADDITIONAL INFORMATION

Additional information may be examined or obtained through the internet by accessing the Company's website at www.yukon-nevadagold.com or by accessing the Canadian System for Electronic Data Analysis and Retrieval (SEDAR) website at www.sedar.com.

FORWARD LOOKING STATEMENTS

This report contains “forward-looking statements”, including all statements that are not historical facts, and forward looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

With respect to forward-looking statements and the information included in this MD&A, we have made numerous assumptions, including, among other things, assumptions about the price of gold, anticipated costs and expenditures and our ability to achieve our goals, even though our management believes that the assumptions made and the expectations represented by such statements or information will prove to be accurate. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our Annual Information Form for additional information on risks, uncertainties and other factors related.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.